[CONCEPT'S LETTERHEAD]






March 20, 1999

Mr. Scott Richardson, Partner
BDO Seidman, L.L.P.
1129 20th Street NW, Suite 500
Washington, DC  20036

Gentlemen:

Concept Communications, Inc. ("Concept") hereby represents that the maturity date on $20,598,035.71 in principal, plus accrued interest on loans to the Nostalgia Network, Inc. ("Nostalgia") from Concept, which is due as of March 27, 1999 and callable on March 31, 1999, is extended until January 1, 2000.
Moreover, Concept shall receive minimum monthly payments of $5,000 from Nostalgia. Said payments shall be applied toward accrued interest arising from the terms of the Note from Nostalgia to Concept.

Very truly yours,


/s/ Dong Moon Joo
Dong Moon Joo
President

Cc:      F. Christofferson
         H. Goto